October 26, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 980-5192

Mr. Martin Schacker
Chairman of the Board and
 Co-Chief Executive Officer
Tetragenex Pharmaceuticals, Inc.
1 Maynard Drive – Suite 205
Park Ridge, New Jersey 07656

> **Re:** **Tetragenex Pharmaceuticals, Inc.**
> **Amendment Number Two to Registration Statement on Form SB-2**
> **Filed on October 13, 2006**
> **File Number 333-134987**

Dear Mr. Schacker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment number 1; however, it still appears from your response that the warrants could be exercisable after the 2004 warrant exchange. If this is true, please provide your analysis as to how the offer of the underlying common stock to the warrant holders was exempt from registration. Please note that we are looking for a response regarding the offer and sale of the underlying common stock that must comply with Section 5 or have an exemption. If the warrants were not exercisable after the warrant exchange, please direct us to

the specific language in the warrant agreement covering when the warrants would become exercisable. Please refer to Telephone Interpretation A-9 to the Division of Corporation Finance's of Telephone Interpretations.

2.   We did not receive your response to prior comments 22 and 23 from our letter dated September 7, 2006. Therefore, we have re-issued these comments below under "Warrants, page F-16)."

Statement of Changes in Stockholders' Equity (Deficit), page F-4

3.   We note your response to comment 18 of our letter dated September 7, 2006. Please supplementally provide us with separate journal entries for the following events (1) Conversion of class D preferred stock into notes and (2) Conversion of preferred D notes into common stock. In addition, explain why the conversion of class D preferred stock into notes resulted in an increase to additional paid-in capital and why the conversion of preferred D notes into common stock resulted in a decrease to additional paid-in capital.

4.   Please revise your filing to remove the journal entry included on page 41. Include your response to our above request for separate entries in your response letter.

Recently Issued Accounting Standards, page F-9

5.   Please revise to update your disclosure of recently issued accounting standards. Include a brief description those standards issued since May 2005 that are applicable to you, the date adoption is required and the date you plan to adopt, if earlier and a discussion of the impact that adoption of the standard is expected to have on your financial statements. Refer to Question 2 of SAB Topic 11.M.

Warrants, page F-16

6.   Please tell us the specific accounting guidance you used to determine that crediting compensation expense was appropriate in relation to the April 6, 2005 cancellations of the warrants and options.

7.   We note the difference between the aggregate warrant restructuring expense of $2,451,419 on your Statements of Operations and the amount recorded in Additional Paid in Capital on your Statements of Shareholder's Equity represents the issuance of 32,268 warrants to correct mistakes in existing shareholders accounts based on previous agreements. Please tell us how you present the issuance of these warrants on your Statements of Shareholder's Equity.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Sharon

Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian N. Windsor
Special Counsel

cc: Arthur S. Markus, Esq.
        Gersten Savage, LLP
        600 Lexington Avenue – 9th Floor
        New York, NY 10022